Contact

www.linkedin.com/in/gyasi-bawuah-mba-ms (LinkedIn)

## Top Skills

Software as a Service (SaaS)

Big Data

Statistical Data Analysis

# Gyasi Bawuah, MBA, MS

Founder of Chase Analytics Corporation || Technology || Analytics || Innovation

Dallas-Fort Worth Metroplex

## Summary

Dissatisfied with the prevailing limitations in data analytics—ranging from prohibitive costs to intricate usability—Gyasi embarked on a mission to redefine the landscape. A fervent advocate for harnessing technology to effect transformative change, he conceived Insight Intelligent Analytics.

This innovative platform simplifies data analysis, making it accessible to all and establishing Chase Analytics to become an industry leader.

Join us make a global impact by investing in Chase Analytics Corporation:
https://wefunder.com/chaseanalyticscorporation

visit our website:
https://chaselytics.com/investor-relations/

contact me:
support@chaselytics.com

Press Release:
https://finance.yahoo.com/news/chase-analytics-ignites-revolution-data-155900813.html

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## Experience

### Chase Analytics

**Director - Technology & Analytics**

February 2021 - Present (3 years 5 months)

Dallas-Fort Worth Metroplex

As the Director of Technology & Analytics at Chase Analytics Corp, I lead a talented team in the development of Insight Intelligent Analytics, a groundbreaking platform that simplifies complex data analysis for non-technical users.

My responsibilities include:

1. Strategic Vision and Leadership: Crafting and executing business strategies that align with the company's mission to broaden data analytics accessibility.

2. Technology Development: Overseeing the design and enhancement of our analytics platform, integrating cutting-edge AI technologies to ensure it remains at the forefront of the industry.

3. Team Building and Leadership: Recruiting, mentoring, and leading a cross-functional team of data scientists and engineers to foster innovation and excellence in development.

4. Stakeholder Engagement: Collaborating with investors, partners, and clients to secure funding, form strategic partnerships, and expand market reach.

5. Market Insight and Adaptation: Continuously analyzing market trends to guide the evolution of our products, ensuring they meet the emerging needs of our users.

Achievements:

1. Successfully launched Insight Intelligent Analytics, significantly impacting users by providing affordable, user-friendly data analysis tools.

2. Established key partnerships with educational institutions to integrate our software into curriculums, enhancing data literacy and analytical skills across academic sectors.

3. Led the company to achieve rapid growth, positioning Chase Analytics as a notable player in the data analytics space.

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## Education

### Rockhurst University
Master of Science - MS, Business Intelligence & Data Analytics · (2017 - 2018)

### Park University

Master of Business Administration (MBA), Management Information Systems, Quality Assurance, International Business · (January 2012 - December 2016)

## Metropolitan Community College-Business & Technology

Associate of Science - AS, Computer Engineering · (December 2014 - December 2015)

## University of Ghana

Bachelor of Arts (B.A.), Psychology · (2007 - 2011)